**Mercedes-Benz Auto Receivables Trust 2013-1**
**Investor Report**
Collection Period Ended 31-Mar-2014
**Page 1 of 4**

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 9 | | | |
| Collection Period (from... to) | 1-Mar-2014 | 31-Mar-2014 | | |
| Determination Date | 11-Apr-2014 | | | |
| Record Date | 14-Apr-2014 | | | |
| Distribution Date | 15-Apr-2014 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 17-Mar-2014 | 15-Apr-2014 | Actual/360 Days | 29 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Mar-2014 | 15-Apr-2014 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 278,900,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 305,600,000.00 | 285,626,178.54 | 255,321,829.61 | 30,304,348.93 | 99.163445 | 0.835477 |
| Class A-3 Notes | 275,500,000.00 | 275,500,000.00 | 275,500,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 115,000,000.00 | 115,000,000.00 | 115,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **975,000,000.00** | **676,126,178.54** | **645,821,829.61** | **30,304,348.93** | | |

| | | | |
|---|---|---|---|
| Overcollateralization | 24,950,218.09 | 24,998,755.45 | 24,998,755.45 |
| Adjusted Pool Balance | 999,950,218.09 | 701,124,933.99 | 670,820,585.06 |
| Yield Supplement Overcollateralization Amount | 38,846,335.94 | 26,912,532.85 | 25,739,764.70 |
| **Pool Balance** | **1,038,796,554.03** | **728,037,466.84** | **696,560,349.76** |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 24,950,218.09 | 2.50% |
| Target Overcollateralization Amount | 24,998,755.45 | 2.50% |
| Current Overcollateralization Amount | 24,998,755.45 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.220000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.500000% | 119,010.91 | 0.389434 | 30,423,359.84 | 99.552879 |
| Class A-3 Notes | 0.780000% | 179,075.00 | 0.650000 | 179,075.00 | 0.650000 |
| Class A-4 Notes | 1.130000% | 108,291.67 | 0.941667 | 108,291.67 | 0.941667 |
| **Total** | | **$406,377.58** | | **$30,710,726.51** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---|---|---|
| Principal Collections | 31,189,839.70 | (1) Total Servicing Fee | 606,697.89 |
| Interest Collections | 1,613,714.66 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 769.69 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 208,143.05 | (3) Interest Distributable Amount Class A Notes | 406,377.58 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 1,069.07 | (6) Regular Principal Distributable Amount | 30,304,348.93 |
| **Available Collections** | **33,013,536.17** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Available Funds** | **33,013,536.17** | (9) Excess Collections to Certificateholders | 1,696,111.77 |
| | | **Total Distribution** | **33,013,536.17** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 606,697.89 | 606,697.89 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 406,377.58 | 406,377.58 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 119,010.91 | 119,010.91 | 0.00 |
| thereof on Class A-3 Notes | 179,075.00 | 179,075.00 | 0.00 |
| thereof on Class A-4 Notes | 108,291.67 | 108,291.67 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 406,377.58 | 406,377.58 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distributable Amount | 30,304,348.93 | 30,304,348.93 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 30,304,348.93 | 30,304,348.93 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 2,499,875.55 |
| | |
| Reserve Fund Amount - Beginning Balance | 2,499,875.55 |
|   plus top up Reserve Fund up to the Required Amount | 0.00 |
|   plus Net Investment Earnings for the Collection Period | 84.94 |
|   minus Net Investment Earnings | 84.94 |
|   minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,499,875.55 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 84.94 |
| Net Investment Earnings on the Collection Account | 984.13 |
| Investment Earnings for the Collection Period | 1,069.07 |

## Notice to Investors

Amounts in USD

## Pool Statistics

### Pool Data

| | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,038,796,554.03 | 37,777 |
| | | |
| Pool Balance beginning of Collection Period | 728.037.466.84 | 31.831 |
| Principal Collections | 20,329,410.04 | |
| Principal Collections attributable to Full Pay-offs | 10,860,429.66 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 287,277.38 | |
| Pool Balance end of Collection Period | 696,560,349.76 | 31,003 |
| | | |
| Pool Factor | 67.05% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 2.85% | 2.81% |
| Weighted Average Number of Remaining Payments | 50.26 | 42.65 |
| Weighted Average Seasoning (months) | 12.41 | 20.60 |

### Delinquency Profile *

| | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 693,507,871.14 | 30,915 | 99.56% |
| 31-60 Days Delinquent | 2,092,822.72 | 63 | 0.30% |
| 61-90 Days Delinquent | 661,518.58 | 17 | 0.09% |
| 91-120 Days Delinquent | 298,137.32 | 8 | 0.04% |
| Total | 696,560,349.76 | 31,003 | 100.00% |

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

### Losses

| | Current |
|---|---|
| Principal Gross Losses | 287,277.38 |
| Principal Net Liquidation Proceeds | 903.82 |
| Principal Recoveries | 204,275.60 |
| Principal Net Losses | 82,097.96 |
| Cumulative Principal Net Losses | 1,389,504.84 |
| Cumulative Principal Net Losses as % of Cutoff Date Pool Balance | 0.134% |